Exhibit 99.3

                                 SUMMARY REPORT

                                     on the

                                 ONE GUN PROJECT


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PROPERTY:                    ONE GUN CLAIM

                             located on the western flank of Cranberry Ridge within the Tuzo Creek Valley, centered approximately 4 miles (6km) northwest of Beaverdell, in south-central British Columbia, Canada

                             Latitude:   49o28' N
                             Longitude:  119o08' W
                             Map Number: NTS 082 E/06E / BCTRIM 082E045

                             Greenwood Mining Division

WRITTEN FOR:                 VECTOR VENTURES CORP.

                             Suite 256, 1917 West 4th Avenue
                             Vancouver, British Columbia
                             Canada  V6J 1M7


WRITTEN BY:                  LLOYD C. BREWER

                             Suite 604, 700 West Pender Street
                             Vancouver, British Columbia
                             Canada  V6C 1G8

DATE:                        April 20, 2005

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
TABLE OF CONTENTS
                                                                         Page
                                                                         ----

Summary .................................................................. 1

Location and Access ...................................................... 2

Physiography, Vegetation and Climate...................................... 2

Claim Information and Property Ownership.................................. 5

History .................................................................. 5

Regional Geology ......................................................... 6

Property Geology ......................................................... 8

Mineralization ........................................................... 8

Conclusions and Recommendations .......................................... 9

References .............................................................. 11

Statement of Qualifications ............................................. 12


LIST OF FIGURES

Property Location Map .................................................... 3

Claim Map ................................................................ 4

Regional Geology Map ..................................................... 7

SUMMARY

The One Gun Project (the "Project, Claims or Property") is located within the historic Beaverdell Mining Camp of southern British Columbia, Canada. Silver was discovered on Wallace Mountain in 1887, and production of silver commenced in 1901. The camp has produced nearly 50,000,000 ounces of silver to date. The Dollar Ext (Extension) Zone, which is the main showing within the project was originally discovered in 1916.

The One Gun Project consists of a 9 unit mineral claims having a total surface area of approximately 473 acres. The Claim is in the Greenwood Mining Division, and is centered at approximately 49o28'N latitude and 119o08'W longitude on National Topographic Sheet 82E/06E and alternatively on BC TRIM map sheet
082E045. The town of Beaverdell is located 4 miles to the southeast of the Property. There is good gravel road access to most parts of the Property.

The area is within the Omineca Crystalline Belt; a NW trending belt dominated by plutonic and high-grade metamorphic rocks. The Project itself is underlain by three main rock units; Eocene age synite and quartz monzonite and feldspar dykes, granodiorite of the Jurassic Age West-Kettle Batholith/Nelson Plutonic group and by Carboniferous age Anarchist Group rocks comprised of weathered greenstone and quartz-chlorite schists. The mineralization within the Project is classified, by the geological survey branch of the British Columbia Ministry of Energy and Mines, as a shear hosted polymetallic vein.

The One Gun Project contains a mineralized showing known as the "Dollar Ext Zone". Three crosscuts, numerous trenches and short shafts have intersected a mineralized vein that strikes 045o. The Dollar Ext Zone is located 3,500 feet northwest from the past producing Inyo-Ackworth (Dollar) Mine and the associated Lucky Boy and Olympic Zones.

Samples from within the crosscuts include: 0.20 oz/Ton gold, 25.9 oz/Ton silver and 32% lead from the upper crosscut and 0.49 oz/Ton gold, 2.09 oz/Ton silver 0.5% lead and 5.0% Zinc from the lower crosscut. The middle crosscut did not intersect the vein.

Subsequent soil geochemical sampling identified a silver, lead and gold anomaly located along the structure that intersects both the Dollar Ext Zone and the Inyo-Ackworth Mine.

The down-dip and eastern strike extensions of the known gold, silver, lead and zinc mineralization present a highly prospective target. The western strike extension of the zone should also be investigated.

Further exploration work consisting control grid emplacement and soil geochemical sampling is recommended. A second phase diamond drilling would be the next logical exploration step. The recommended budget for the first phase of work is $30,000.

LOCATION AND ACCESS

The One Gun Project is located within south central British Columbia, Canada approximately 180 miles (290km) east of Vancouver, near Beaverdell. Locally it is on the western flank of Cranberry Ridge within the Tuzo Creek Valley (Figure
1). The Property is in the Greenwood Mining Division, and is centered at approximately 49O28'N latitude and 119o08'W. longitude on NTS Map Sheet 82 E/6E and alternatively on BC TRIM map 082E045. Beaverdell lies 4 miles (6km) to the southeast, on Highway 33; Kelowna and the junction with Highway 97 lies some 50 miles (80km) to the north, while Rock Creek and the junction of Highways 3 and 33 is 27 miles (45km) to the south. The Tuzo Creek logging road leaves Highway 33 approximately 4.3 miles (7km) south of Beaverdell and affords excellent access to the southern area of the Claim. Further secondary roads and all terrain vehicle trails provide access to the eastern and central portions of the Claim.

PHYSIOGRAPHY, VEGETATION AND CLIMATE

The Property is situated within the Monashee Mountains of the Southern Interior Physiographic Region, and elevations range from 3,540 feet (1,079m), along the southern edge of the Claim to 4,790 feet (1,460m) at the east central area of the Claim.

Slopes within the Claim area are gentle except for the local fairly steep slopes in the area where the land climbs out of the Tuzo Creek valley. Vegetation consists mainly of fir; larch and pine, much of it mature second growth. Some of the area has been recently logged. There is relatively little underbrush, and open grassy areas are common. Outcrop of the underlying rock units is poor throughout the Project. It is estimated that less than 5% of the Project contains good rock outcrop exposure.

The climate features warm summers and mild winters. The West Kettle Valley is fairly dry in the summers, although not as dry as the Okanagan valley to the west. Average yearly precipitation is 20 inches (50cm). A snow pack of 3-5 feet (1-1.5m) begins to accumulate in November and lingers in places into May. The recommended field season for initial phases of exploration is from early May to late November. Drilling and underground development can be carried out on a year-round basis with the aid of a bulldozer to keep access roads snow-free.

Ample water is available from Tuzo Creek to support all phases of exploration and development.

                    [LOCATION MAP SHOWING PROPERTY LOCATION]




                                 BC MAP (FIG 1)

                           [CLAIM AND TOPOGRAPHY MAP]




                               CLAIM MAP (FIG 2)

CLAIM INFORMATION AND PROPERTY OWNERSHIP

The One Gun Project is comprised of one 9-unit mineral claim. The Claim is registered in the name of Kristian Kostovski, an officer and director of Vector Ventures Corp, who holds it in trust for the company. Further claim information is provided in the table below:

        Claim              Tenure      Number of Claim          Anniversary
         Name              Number           Units                  Date
         ----              ------           -----                  ----
       ONE GUN             509734           9                 March 28, 2006

The total surface area of the project is approximately 472 acres. Refer to Figure 2 for further detail.

HISTORY

The One Gun Project is located within the western area of the historic Beaverdell Mining Camp. Exploration in the camp dates to the late 1880's, with the discovery of silver on Wallace Mountain in 1897, and production of silver from as early as 1901. The Highland Bell Mine silver mine was in continuous production for 76 years (1913 to 1989). At closure in 1989, the mine had produced a total of over 46 million ounces of Silver, 12,500 tons of Lead and 15,000 tons of Zinc as well as minor amounts of Cd, Cu and Au.

The One Gun Project is the western extension of the past producing Inyo-Ackworth Mine (Ag, Pb, Zn & Au) and associated Lucky Boy and Olympic zones that were originally discovered in 1916 and worked until 1937.

The mineralization within the Claim was discovered and worked between 1916 and 1928. The original claims in the area were called the Nipper claim group that consisted of the Nipper, Jubilee, Silver Cable and Radio claims. The claims were owned and operated between 1916 and 1925 by J. Dale and Associates. In 1928, the claims were leased to W. Johnston and R.C. Draggo.

Development on the Nipper claim consisted of three crosscuts. On other claims, development consisted of open cuts/trenches, tunnels and shallow shafts which intersected oxidized and displaced sections of quartz vein mineralized with galena, pyrite and sphalerite.

No further records of exploration are found until 1971 when Husky Oil conducted regional geological and geochemical surveys. Although the current Project area was included within the Husky Oil claim package it is unknown is any samples were collected from within property.

Between 1995 and 1997 the area was again included in a much larger claim package that included the Inyo-Ackworth Mine and most of Cranberry Ridge. The project was owned and operated by St. Elias Mines Ltd. Two survey lines on which geochemical sampling and a VLF-EM (Very Low Frequency Electro Magnetic) geophysical readings were conducted crossed the property.

There is no record of further activity within the project area from 1997 to present.

Addition information regarding the property history and showings is provided in the "Mineralization" section of this report.

REGIONAL GEOLOGY

The area is within the Omineca Crystalline Belt; a NW trending belt dominated by plutonic and high-grade metamorphic rocks. Regional geology is presented in Figure 3, the source of which is G.S.C. Map 1736A by Templeman-Kluit.

The  Beaverdell  area  is  underlain   principally  by  middle  Jurassic  Nelson
plutonics.  The  lithologies  are  dominantly  quartz  diorite,   monzonite  and
granodiorite. Quartz may range from trace to 20% by volume.

Both potassic and plagioclase feldspars are present, while mafic minerals include hornblende and biotite in varying amounts. Feldspar and/or amphibole may occur as coarse-grained crystals, but the rock is generally equigranular and moderately foliated. In the Beaverdell area this foliation generally trends E-W to SSE-NNW.

The Nelson Plutonics intrude greenstones, amphibolites, mafic schists, meta-wackes and lesser limestone of the Carboniferous and older Anarchist Group. This sedimentary and volcanic package occurs as isolated rafts or roof pendants surrounded by the younger intrusive.

The Valhalla intrusions (granite and granodiorite) of Jurassic-Cretaceous age are distinguished from the Nelson Plutonics by their porphyritic nature and general lack of foliation. The contacts between the units are locally gradational, although clearly crosscutting relationships have been observed as well. The regional-scale Okanagan Batholith surrounds the Nelson plutonics in the Beaverdell area and is considered to be equivalent in age to the Valhalla intrusives.

The Coryell Group are Eocene porphyritic felsic intrusions that occur throughout south central B.C. They include the Beaverdell Stock that outcrops on the West Kettle River valley bottom just south of the Beaverdell town site, as well as numerous plugs and dykes on Cranberry Ridge. The Coryell syenites are likely coeval with the Eocene Marron Group of felsic to intermediate volcanic rocks. These trachytes, andesites and lesser tuff and shale interbeds outcrop in erosional remnants on the property and in fault bounded outliers throughout the Okanagan region.

                [REGIONAL GEOLOGY MAP SHOWING THE PROJECT AREA]




                                     FIG 3

PROPERTY GEOLOGY

The One Gun Project is underlain by three main rock units. The southwestern third of the Property is underlain by Eocene age synite and quartz monzonite and feldspar dykes. Granodiorite of the Jurassic Age West-Kettle Batholith/Nelson
Plutonic group are present within the central area of the Property. The northeastern quadrant of the Property is underlain by Carboniferous age
Anarchist Group rocks comprised of dark grey weathered greenstone and quartz-chlorite schists. Some hornfels and younger hornblende porphyry dykes also occur within the Project.

Two dominant fault structures are located within the Project. The roughly east/west fault-shear that is thought to control the emplacement of mineralization within the area and a second fault/shear zone striking 360o that intersects, and offsets, the east/west structure near the location of the Dollar Ext Zone. The Dollar Ext Zone as well as the Inyo-Ackworth Mine and associated Olympic and Lucky Boy showings are all located along aforementioned east/west fault-shear.

Further property geological information is provided in the following section.

MINERALIZATION

The Dollar Ext Zone is the main mineralized zone identified to date. This zone is summarized as follows:

The Dollar Ext Zone is located within the approximate center of the One Gun Claim on the western flank of the northern end of Cranberry Ridge. The showing is centered approximately 3,500 feet northwest from the past producing Inyo-Ackworth (Dollar) Mine and the associated Lucky Boy and Olympic showings.

The mineralization within the project is classified, by the geological survey branch of the British Columbia Ministry of Energy and Mines, as a shear hosted polymetallic vein.

The Dollar Ext Zone was discovered in 1916 when prospectors found high-grade silver-lead float in the area. Numerous deep trenches, three (3) tunnels (crosscuts) and shallow shafts intersected a shear-hosted quartz vein striking 045o that was the causative source of the mineralized float. The shear zone is about 3 feet wide. The vein is generally less than one foot wide, but locally can swell to more than 6 feet wide. The vein itself is mineralized with pyrite, galena and sphalerite with silver and gold values in a quartz gangue.

Of the three crosscuts that explore for the vein: The upper crosscut intersected the vein 20 feet in from the portal. A sample from the upper crosscut yielded
0.20 oz/Ton gold, 25.9 oz/Ton silver and 32% lead. The middle crosscut was driven 60 feet and failed to intersect the vein. Samples from the vein within the lower crosscut yielded 0.49 oz/Ton gold, 2.09 oz/Ton silver 0.5% lead and 5.0% Zinc.

In 1995 a silver, lead and gold soil geochemical anomaly located within the southeastern area of the property was discovered. The anomaly is located along the fault/shear structure that strikes through both the Dollar Ext Zone and the Inyo-Ackworth Mine.

CONCLUSIONS AND RECOMMENDATIONS

The One Gun Project is located within a prolithic silver, lead zinc mining camp adjacent to, and on strike with, past producing mine. Silver, gold, lead and zinc shear hosted vein mineralization is located within the Project and recent (limited scale) exploration work indicates that the vein in which the showing is located is the western extension of, or a parallel structure to, the Inyo-Ackworth Mine which is located 3,500 feet away.

This distance indicates that there is good potential for the discovery of a good volume of additional mineralization in the area between the two zones. At this time it is unknown if the shear/vein extends to the west of the Dollar Ext Zone.

The high-grade silver with gold, lead and zinc mineralization occurring within the Project is consistent of the over-all grades obtained from the Inyo-Ackworth as well as the main mines on Wallace Mountain. It is highly probable that further mineralization will be discovered below and along strike from the known mineralization workings at this area.

As with many historic mining camps past exploration work has primarily focused on the known high-grade showings. Modern exploration techniques and mineralization theories should be implemented to test for a larger body of mineralization that could be the causative source for the numerous mineral showings in the area. The success of these methods is demonstrated by the anomalous results obtained on two lines of geochemical and geophysical sampling that were completed within the Property during the 1990's.

The results of the previous work carried out on the One Gun Project area indicates that there is strong potential for the discovery of addition silver, gold lead and zinc mineralization. It is therefore recommended that the following steps be carried out to further test the mineralization within the
Property:

1. emplace approximately 14 line-miles (22.5km) of flagged and slashed control grid with 100m (328 feet) line spacing and 25m (82 feet) sample spacing over the entire One Gun Project;

2. conduct soil sampling (for geochemical analysis) along the grid lines that are in the area of the known mineralization and along both the western and eastern strike extensions. Test pits should be dug to determine the optimal depth for sample collection.

3. MMI (Mobile Metal Ion) geochemical and bio-geochemical methods should also be tested as to viability to define mineralized zones.

4.   the usage of advanced (modern) geophysics should also be considered.

5. Mechanized trenching, where overburden depth allows, and diamond drilling should be carried out in the targets identified in the previous 4 steps.

All initial samples should be analyzed for Au+32 element ICP, as previous exploration programs carried out in the area appear to have been mineral specific and the analysis of the soil/rock samples did not cover all economic elements.

A table detailing the costs of the Phase I exploration is located on the following page.

The aforementioned recommendation not withstanding, the following two-phase exploration for the One Gun Project is recommended:

PHASE I

The Phase I program will require approximately 3 weeks to complete and will consist of grid emplacement, soil sampling as well as testing the effectiveness of MMI and Biogeochemical methods. An additional 3 weeks will be required to complete analysis of samples, data compilation and interpretation, drafting and report writing. Results gained from the program will lead to a better understanding of, the location of and controls of, mineralization at known showings as at any new showings and/or anomalous areas discovered as a result of the Phase I program.

PERSONNEL:
  Senior Geologist                3 days @ $400.00                                       $ 1,200.00
  Project Geologists              15 days @ $275.00 ea                                     8,250.00
  Prospector & Field Assistant    15 days @ $200.00 ea                                     6,000.00

FIELD COSTS:
  Field Camp and Supplies         30 man/days @ $50.00/m/d
                                  (including camp rental, GPS rental, food,
                                  prospecting and sampling equipment, first aid and
                                  chain saw)                                               1,500.00
  Field Communications            Long Distance charges Motorola 2 way field radios          400.00
  Survey Consumables              Sample bags, survey flagging, pickets etc.                 950.00

TRANSPORTATION:
  Truck Rental                    20 days $100.00                                          2,000.00
  Mob/de-mob                      Vancouver - Beaverdell return (fuel/meals/motel &
                                  truck mileage charges)                                     500.00

ANALYTICAL:
  Soil Samples                    100 samples @ $23.50/sample (Au + 32 element ICP)        2,350.00
  MMI/Bio Geochemical             10 samples                                                $350.00

OFFICE & ENGINEERING:
   Report Writing                 based on results of Phase I exploration program          2,000.00
   Drafting/Cartography           (including field base map and all final maps
                                  detailing geological mapping, sample locations
                                  and results, location of old workings and
                                  compilation of results from previous work on
                                  property)                                                1,500.00
OVERHEAD & CONTINGENCY                                                                     3,000.00
                                                                                         ----------
TOTAL ESTIMATE COST OF THE PHASE I EXPLORATION PROGRAM                                   $30,000.00

PHASE II:

The Phase II exploration program is contingent on the success of the Phase I program. mechanical trenching and diamond drilling are foreseen to be the logical next step. The minimum estimated cost of the Phase II program is $75,000.

REFERENCES

B.C. MINISTER OF MINES       Annual  Reports,  1916 pg 256, 1917 pg 212, 1925 pg
                             201, 1928 pg 251

B.C. MINISTER OF MINES       Mineral Inventory File ("MINFILE"):

                             082E SW 059 - Inyo-Ackworth, Dollar Mine

                             082E SW 146 - Olympic

                             082E SW 147 - Nipper, Jubilee, Dollar Ext Camp

                             082E SW 152 - Lucky Boy Group

COX, D & SINGER, D. A.       Mineral Deposit Models, USGS Bulletin 1693

GAL, L.P.                    Geological,  Geochemical and Geophysical  Report on
                             the Cranberry  Ridge  Property,  Assessment  Report
                             #24465 (1996)

GAL, L.P.                    Geochemical,  Geophysical and Prospecting Report on
                             the  One Gun  Property,  Assessment  Report  #24920
                             (1996)

LITTLE, H.W.                 Geology,   Kettle   River  (West   Half),   British
                             Columbia; Geological Survey of Canada, Map 15-1961

LEONARD, L.G.                Geological,  Geochemical  and  Geophysical  Report,
                             Regional - Carmi Regional Area,  Assessment  Report
                             3740 (1971)

RINEKE, L                    Ore Deposits of the Beaverdell Map Area, Geological
                             Survey of Canada Memoir 79 (1915)

TEMPELMAN-KLUIT, D.J.        Geology,  Penticton,  British Columbia;  Geological
                             Survey of Canada, Map 1736A, scale 1:250 000 (1989)

WHITE, W.H.                  The  Beaverdell  Silver  Camp,  Minister  of Mines,
                             B.C., Annual Report, pp. 138-148 (1949)

STATEMENT OF QUALIFICATIONS

I, Lloyd C. Brewer, of Suite 604, 700 West Pender Street, in the City of Vancouver, British Columbia, Canada do hereby certify:

1. THAT I am president and owner of White Wolf Explorations Ltd. and have worked in the mining industry on a full time basis since 1981;

2. THAT I have held direct interests in various mineral claims located in the proximity of the Vector Ventures Corp. since 1990 and have worked extensively in the area during this period; and

3. THAT this report is based on an exploration programs carried out under my direct supervision by crews of White Wolf Explorations Ltd. on numerous properties in the vicinity of, and including on the mineralization now covered by, the One Gun Project at various dates, as well as by various geological reports and publications, in both the private and public domain.


Dated at Vancouver, British Columbia, this 20th day of April, 2005.


                                            /s/ Lloyd C. Brewer
                                            -----------------------------
                                            Lloyd C. Brewer